UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM U-12(I)-B (ANNUAL STATEMENT) Calendar Year 2004

STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON
REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF
AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)
 (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.	Name and business address of person filing statement.
C. John Wilder, 639 Loyola Avenue, New Orleans, LA 70113
2.	Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
None
3.	Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.
Refer to companies listed in Item 4
4.

Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

Entergy Global Power Operations Corporation Director
Entergy Enterprises, Inc. Director
Entergy Nuclear Fuels Company Director
Entergy Nuclear Vermont Investment Company Director
Entergy Nuclear Potomac Company Director
Entergy Nuclear PFS Company Director
Entergy Nuclear, Inc. Director
Entergy Nuclear Generation Company Director
Entergy Technology Holding Company Director
Entergy Nuclear Investment Company Director
Entergy Technology Company Director
Entergy Operations Services, Inc. Director
Entergy Nuclear Operations, Inc. Director
GSG&T, Inc. Director
Entergy Nuclear New York Investment Company II Director
Entergy Nuclear New York Investment Company I Director
TLG Services, Inc. Director
Entergy Services, Inc. Director
Entergy Arkansas, Inc. Director
Entergy Gulf States, Inc. Director
Entergy Louisiana, Inc. Director
Entergy Mississippi, Inc. Director
Entergy New Orleans, Inc. Director
System Energy Resources, Inc. Director
System Fuels, Inc. Director
Entergy Operations, Inc. Director
Entergy Global Power Operations Corporation Executive Vice President
Entergy Solutions Management Services LLC Executive Vice President and Chief Financial Officer
Entergy Indian Point Peaking Facility, LLC Executive Vice President and Chief Financial Officer
Entergy MHK Retail LLC Executive Vice President and Chief Financial Officer
Entergy Commerce, Inc. Executive Vice President and Chief Financial Officer
Entergy Operations Services, Inc. Executive Vice President and Chief Financial Officer
Southern Gulf Railway LLC Executive Vice President and Chief Financial Officer
GSG&T, Inc. Executive Vice President and Chief Financial Officer
Entergy Operations, Inc. Executive Vice President and Chief Financial Officer
System Fuels, Inc. Executive Vice President and Chief Financial Officer
System Energy Resources, Inc. Executive Vice President and Chief Financial Officer
Entergy Corporation Executive Vice President and Chief Financial Officer
Entergy Services, Inc. Executive Vice President and Chief Financial Officer
Entergy Holdings, LLC Management Committee Member
Entergy Retail Louisiana LLC-A Management Committee Member
Entergy MHK Investments LLC Management Committee Member
Prudential Oil & Gas L.L.C. Management Committee Member
Entergy Technology Company President and Chief Financial Officer
Entergy Technology Holding Company President and Chief Financial Officer
Entergy International Investments No. 2 LTD LLC President and Chief Financial Officer
Entergy International Holdings LTD LLC President and Chief Financial Officer
Entergy International LTD LLC President and Chief Financial Officer
Entergy Charitable Foundation Senior Vice President and Treasurer

My duties may include, from time to time, presenting, advocating or opposing matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered

5(a)

Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)

Salary or other compensation
Name of Recipient	During Prior Year (a)	To be received (b)	Person or company from whom received or to be received
C. J. Wilder	$17,970	$18,900	Entergy Services, Inc.

5(b)	Basis for compensation if other than salary.

6.

(To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

	(a) Total amount of routine expenses charged to client:	$775.00
	(b) Itemized list of all other expenses:	No other expenses

In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 2003 and as a supplemental statement to such advance statement.

(Signed) /s/ C. John Wilder Dated: January 27, 2004 C. John Wilder